Exhibit 3.1

CERTIFICATE OF SECOND AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

OF

BIOFRONTERA INC.

Biofrontera Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST. The Amended and Restated Certificate of Incorporation of the Corporation, as amended by the Certificate of Amendment dated June 28, 2023, is hereby further amended by changing the Article FOURTH, so that, as amended, the first paragraph of said Article FOURTH shall be amended and restated as follows:

The total number of shares of capital stock that the Corporation has the authority to issue shall be (i) 35,000,000 shares of common stock, par value $0.001 per share (“Common Stock”) and (ii) 20,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”).

SECOND. That a resolution was duly adopted by unanimous written consent of the directors of the Corporation, pursuant to Section 242 of the DGCL, setting forth the above mentioned amendment to the Amended and Restated Certificate of Incorporation and declaring said amendment to be advisable.

THIRD. That this amendment was duly authorized by the holders of a majority of the voting stock of the Corporation entitled to vote at a duly authorized meeting of the stockholders of the Corporation held on April 24, 2024. Said amendment was duly adopted in accordance with the provisions of the DGCL.

IN WITNESS WHEREOF, this Certificate of Second Amendment to the Amended and Restated Certificate of Incorporation has been signed by the Chief Financial Officer of the Corporation this 25th day of April, 2024.

BIOFRONTERA INC.

By:	/s/ E. Fred Leffler III
Name: E. Fred Leffler, III
Title: Chief Financial Officer